UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40280

Elite Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 24, 2021, Elite Education Group International Limited (the “Company”) entered into: (i) a stock purchase agreement with Ameri-Can Education Group Corp. (“Ameri-Can”), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, which were consummated on November 26, 2021, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1.25 million in cash and the issuance of 201,613 shares of Company common stock (the “Purchaser Shares”) to the Sellers; and (ii) $2.5 million in cash to Ameri-Can. Of the remaining 30% of the equity Ameri-Can, 10% is held by one Seller and represents non-voting and non-dilutable equity. Each Seller receiving Purchaser Shares agreed that for a period of six months from the closing date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agreed to enter into a sales plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the closing date, the Company agreed to repurchase any Purchaser Shares not sold at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share.

Ameri-Can’s primary asset is convertible debt with Davis College, Inc., which operates Davis College in Toledo, Ohio, pursuant to which Ameri-Can has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to March 31, 2022.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the agreement, which is filed as exhibit 99.1 to this report.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-258658) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Stock Purchase Agreement with Ameri-Can Education Group Corp. (“Ameri-Can”), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can, dated November 24, 2021.

99.2	Press release dated December 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Elite Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu
Chief Financial Officer

Date: December 1, 2021

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